Exhibit 99.2

Pop Culture Group Co., Ltd (the “Company”)

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated March 1, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on March 26, 2024, at 9:00am, Eastern time, at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder or, if no direction is provided, at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

March 1, 2024

THE BOARD RECOMMENDS A VOTE FOR
ALL THE PROPOSALS.

I. It is resolved, by way of special resolution passed by the holders of the Company’s issued and outstanding Class A ordinary shares, to hereby approve the variation of the rights of each class of shares currently issued by the Company in such manner and to such extent such that each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”).

___ FOR            ___ AGAINST            ___ ABSTAIN

II. It is resolved, as an ordinary resolution, that the authorised share capital of the Company be increased from US$60,000 divided into 4,400,000 Class A Ordinary Shares of par value US$0.01 each, 600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”).

___ FOR            ___ AGAINST            ___ ABSTAIN

III. It is resolved, as a Special Resolution, that subject to and immediately following the Class B Variation and/or the Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Class B Variation and/or the Share Capital Increase (if and to the extent each is effected).

___ FOR            ___ AGAINST            ___ ABSTAIN

This Proxy is solicited on behalf of the management of Pop Culture Group Co., Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder or, if no direction is provided, at the discretion of the proxy. If no direction is made and the chairman of the Meeting is appointed as proxy, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY MAIL: Please sign, date, and mail to
Anna Kotlova
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: